4
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001191320
  Director
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  QUALCOMM Incorporated
  0000804328
  <IRS-NUMBER>95-3685934
</SUBJECT-COMPANY>
<PERIOD>03/17/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   ATKINSON,        RICHARD C.
   5775 Morehouse Dr.


   San Diego, CA  92121-1714
2. Issuer Name and Ticker or Trading Symbol
   QUALCOMM Incorporated (QCOM)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   3/17/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     32,640         I  FBO relatives
Common Stock                                                                                     200,000        I  by GRAT 3
Common Stock                                  03/17/03    M        6,540         A  $2.7800                     I  by Trust (1)
Common Stock                                  03/17/03    S (2)    6,540         D  $37.0700     568,616        I  by Trust (1)

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $2.7800         03/17/03       M                          6,540            (3)          02/15/04
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     03/17/03  Common Stock                   6,540                     148,440       D   Direct
(right to buy)

Explanation of Responses:

(1)
Securities held by Rita L. Atkinson & Richard C. Atkinson as Co-Trustees of the Richard Chatham Atkinson & Rita Loyd Atkinson Family
 Trust UTA dtd. 12/04/80.
(2)
The disposition of shares was conducted under a 10b5-1 Plan, as defined under the Securities Exchange Act of 1934, as amended.
(3)
Stock options granted under the Company's Non-Employee Directors' Stock Option Plan.  The options vest at the rate of 20% on Februar
y 16, 1996, 20% on February 16, 1997, 20% on February 16, 1998, and 40% on February 16, 1999.

SIGNATURE OF REPORTING PERSON
/S/ By: Noreen E. Burns, Attorney-in-Fact
    For: Richard C. Atkinson
DATE 03/17/03